UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

SINA CORPORATION
(Name of Issuer)

Ordinary Shares, $0.133 par value
(Title of Class Securities)

G81477104
(CUSIP Number)

December 8, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G81477104	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS
Oasis Management Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
3,094,637 Ordinary Shares

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
3,094,637 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,094,637 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.16%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

**
Calculated based upon 60,010,143 Ordinary Shares outstanding as of November 20, 2020, as disclosed by the Company in its Schedule 13E-3 filed with the Securities and Exchange Commission on November 20, 2020.

CUSIP No. G81477104	13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS
Oasis Investments II Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
2,046,550 Ordinary Shares

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
2,046,550 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,046,550 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.41%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

**
Calculated based upon 60,010,143 Ordinary Shares outstanding as of November 20, 2020, as disclosed by the Company in its Schedule 13E-3 filed with the Securities and Exchange Commission on November 20, 2020.

CUSIP No. G81477104	13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS
Oasis Special Situations SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
22,090 Ordinary Shares

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
22,090 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,090 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.04%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

**
Calculated based upon 60,010,143 Ordinary Shares outstanding as of November 20, 2020, as disclosed by the Company in its Schedule 13E-3 filed with the Securities and Exchange Commission on November 20, 2020.

CUSIP No. G81477104	13G	Page 5 of 10

1	NAMES OF REPORTING PERSONS
Oasis Focus Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
1,025,997 Ordinary Shares

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
1,025,997 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,025,997 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.71%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

**
Calculated based upon 60,010,143 Ordinary Shares outstanding as of November 20, 2020, as disclosed by the Company in its Schedule 13E-3 filed with the Securities and Exchange Commission on November 20, 2020.

CUSIP No. G81477104	13G	Page 6 of 10

1	NAMES OF REPORTING PERSONS
Oasis Focus Fund GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
1,025,997 Ordinary Shares

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
1,025,997 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,025,997 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.71%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

**
Calculated based upon 60,010,143 Ordinary Shares outstanding as of November 20, 2020, as disclosed by the Company in its Schedule 13E-3 filed with the Securities and Exchange Commission on November 20, 2020.

CUSIP No. G81477104	13G	Page 7 of 10

1	NAMES OF REPORTING PERSONS
Seth Fischer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
3,094,637 Ordinary Shares

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
3,094,637 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,094,637 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.16%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

**
Calculated based upon 60,010,143 Ordinary Shares outstanding as of November 20, 2020, as disclosed by the Company in its Schedule 13E-3 filed with the Securities and Exchange Commission on November 20, 2020.

CUSIP No. G81477104	13G	Page 8 of 10

Item 1(a)	NAME OF ISSUER

The name of the issuer is SINA Corporation (the “Company”).

Item 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at No. 8 SINA Plaza, Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China

Item 2(a)	NAME OF PERSON FILING

This statement is filed by:

(i)
Oasis Management Company Ltd., a Cayman Islands exempted company (“Oasis Management” or the “Investment Manager”), is the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the “Oasis II Fund”), Oasis Special Situations SPC, a Cayman Islands segregated portfolio company (the “Oasis Special Situations Fund”), and Oasis Focus Fund LP, a Delaware Limited Partnership (the “Oasis Focus Fund” and, collectively with the Oasis II Fund and the Oasis Special Situations Fund, the “Oasis Funds”), with respect to the Ordinary Shares (as defined below) held by the Oasis Funds;

(ii)	The Oasis Funds, with respect to the Ordinary Shares held by each of the Oasis Funds, respectively;

(iii)	Oasis Focus Fund GP Ltd. (the “Oasis Focus Fund GP”), as general partner of the Oasis Focus Fund, with respect to the shares held by the Oasis Focus Fund; and

(iv)
Seth Fischer (“Mr. Fischer”), is responsible for the supervision and conduct of all investment activities of the Investment Manager and the Oasis Focus Fund GP, including all investment decisions with respect to the assets of the Oasis Funds, with respect to the Ordinary Shares held by the Oasis Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of Mr. Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong), 21st Floor, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong. The address of the business office of each of Oasis Management, the Oasis II Fund, the Oasis Special Situations Fund and the Oasis Focus Fund GP is Ugland House, PO Box 309 Grand Cayman, KY1-110, Cayman Islands. The address of the business office of the Oasis Focus Fund is 251 Little Falls Drive, Wilmington, DE 19808.

Item 2(c)	CITIZENSHIP:

Each of Oasis Management, the Oasis II Fund and the Oasis Focus Fund GP is a Cayman Islands exempted company. The Oasis Special Situations Fund is a Cayman Islands segregated portfolio company. The Oasis Focus Fund is a Delaware limited partnership. Mr. Fischer is a citizen of Germany.

Item 2(d)	TITLE AND CLASS OF SECURITIES:

Ordinary Shares, $0.133 par value (the “Ordinary Shares”).

Item 2(e)	CUSIP NUMBER:

The CUSIP Number for the Ordinary Shares is G81477104.

CUSIP No. G81477104	13G	Page 9 of 10

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940(15 U.S.C 80a-8).

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used herein are calculated based upon 60,010,143 Ordinary Shares outstanding as of November 20, 2020, as disclosed by the Company in its Schedule 13E-3 filed with the Securities and Exchange Commission on November 20, 2020.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. G81477104	13G	Page 10 of 10

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 17, 2020

OASIS MANAGEMENT COMPANY LTD.

	By	/s/ Phillip Meyer
	Name:	Phillip Meyer
	Title:	Director

OASIS INVESTMENTS II MASTER FUND LTD.

	By	/s/ Phillip Meyer
	Name:	Phillip Meyer
	Title:	Director

OASIS SPECIAL SITUATIONS SPC

	By	/s/ Phillip Meyer
	Name:	Phillip Meyer
	Title:	Director

OASIS FOCUS FUND LP
By: Oasis Focus Fund GP Ltd., as General Partner

	By	/s/ Phillip Meyer
	Name:	Phillip Meyer
	Title:	Director

/s/ Seth Fischer
SETH FISCHER